Hi {Name},

So great catching up [mention the time/date], as always! Glad we finally were able to connect :)

I'm letting you know that the Cinape Wefunder page just went live in private, and I'm sharing with a few trusted people to get feedback and ideas on how I could improve the pitch. Let me know if you have any suggestions for me!

Here's the page: https://wefunder.com/cinapse.io

And of course, if you're ready to invest, you can go ahead and do that now. The goal is to collect at least $25k before going out to the larger film community to show momentum, and you can invest as little at $100.

Thanks for always believing in me and in Cinapse!

Herman

Cinapse
Herman Phillips | CEO & Co-Founder

Legal Disclosure: Cinapse is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







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